EXHIBIT 99.1

Report on review of condensed consolidated

interim financial information

To the Board of Directors and Shareholders
Suzano S.A. (formerly Suzano Papel e Celulose S.A.)

Introduction

We have reviewed the accompanying condensed consolidated interim balance sheet of Suzano S.A. and its subsidiaries (the “Group”) as of March 31, 2019 and the related condensed consolidated interim statements of income (loss), comprehensive income, changes in equity and cash flows for the three-month period then ended and notes, comprising a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standard on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB).

Emphasis of matter

We draw attention to Note 2.1.1 to these condensed consolidated interim financial information, where it is described that the condensed consolidated interim financial information as of March 31, 2019 is not comparable with the consolidated financial statements as of December 31, 2018 and with the condensed consolidated interim financial information as of March 31, 2018. This is due to the conclusion of the business combination with Fibria Celulose S.A. (“Fibria”) on January 3, 2019 (Note 1) and, consequently, to the respective consolidation of Fibria’s consolidated interim financial information. Our conclusion is not qualified in respect of this matter.

São Paulo, May 8, 2019

PricewaterhouseCoopers	José Vital Pessoa Monteiro Filho
Auditores Independentes	Contador CRC 1PE016700/O-0
CRC 2SP000160/O-5

Suzano S.A.

Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Balance Sheet

	Note	March 31, 2019	December 31, 2018
Assets
Current
Cash and cash equivalents	5	3,095,885	4,387,453
Financial Investments	6	3,687,230	21,098,565
Trade accounts receivable	7	3,507,439	2,537,058
Inventories	8	8,044,651	1,853,104
Recoverable taxes	9	944,407	296,832
Derivative financial instruments	4	615,887	352,454
Advances to suppliers		102,857	98,533
Assets held for sale		329	5,718
Other assets		321,781	169,175

Total current assets		20,320,466	30,798,892

Non-current assets
Recoverable taxes	9	771,696	231,498
Financial Investments	6	175,559
Deferred taxes	11	1,431,134	8,998
Derivative financial instruments	4	760,448	141,480
Advances to suppliers		948,636	218,493
Judicial deposits		342,247	129,005
Other assets		202,205	93,935

Biological assets	12	9,752,742	4,935,905
Investments	13	228,684	14,338
Property, plant and equipment	14	41,998,207	17,020,259
Right of Use on lease agreements	18.1	3,910,574
Intangible assets	15	18,465,253	339,841

Total non-current assets		78,987,385	23,133,752

Total assets		99,307,851	53,932,644

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Balance Sheet

	Note	March 31, 2019	December 31, 2018
Liabilities
Current
Trade accounts payable	16	4,049,078	632,565
Loans and financing	17.1	5,340,700	3,425,399
Debentures	17.6	2,082,084	1,297
Lease obligations	18.2	504,828
Derivative financial instruments	4	808,560	596,530
Taxes payable		228,240	243,835
Payroll and charges		303,419	234,192
Liabilities for assets acquisitions and subsidiaries		487,682	476,954
Dividends payable		11,343	5,434
Advance from customers		63,709	75,159
Other liabilities		335,494	367,313

Total current liabilities		14,215,137	6,058,678

Non-current
Loans and financing	17.1	48,679,573	27,648,657
Debentures	17.6	4,662,272	4,662,156
Lease obligations	18.2	3,511,378
Derivative financial instruments	4	2,108,659	1,040,170
Liabilities for assets acquisitions and subsidiaries		516,815	515,558
Provision for judicial liabilities	19	3,527,818	351,270
Employee benefits	20	584,829	430,427
Deferred taxes	11	803,241	1,038,133
Share-based compensation plans	21	131,571	124,318
Provision for investment losses in subsidiaries	13
Other liabilities		213,206	37,342

Total non-current liabilities		64,739,362	35,848,031

Total liabilities		78,954,499	41,906,709

Equity	22
Share Capital		9,269,281	6,241,753
Capital reserves		6,383,671	(10,342)
Treasury shares		(218,265)	(218,265)
Retained earnings		3,677,153	3,677,153
Equity valuation adjustment		2,332,963	2,321,708
Retained loss		(1,213,666)

Controlling interest in subsidiaries’ equity		20,231,137	12,012,007

Non-controlling interest in subsidiaries’ equity		122,215	13,928

Total equity		20,353,352	12,025,935

Total equity and liabilities		99,307,851	53,932,644

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2019

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Statements of Income (loss)

	Note	March 31, 2019	March 31, 2018
Net sales revenue	24	5,698,999	2,994,579
Cost of sales	26	(4,724,893)	(1,583,414)
Gross profit		974,106	1,411,165
Operating income (expenses)
Selling expenses	26	(441,303)	(121,957)
General and administrative expenses	26	(330,765)	(147,353)
Equity in earnings (loss) joint venture and associates	13	1,658	(53)
Other operating income (expenses), net	26	(18,884)	(9,867)
Operating profit before net financial income (expenses)		184,812	1,131,935
Net financial income (expenses)	23
Financial expenses		(992,804)	(234,273)
Financial income		149,322	36,726
Derivative financial instruments		(636,934)	68,603
Monetary and exchange variations, net		(455,727)	(28,406)
Net income (loss) before taxes		(1,751,331)	974,585
Income taxes	11
Current		(129,249)	(104,216)
Deferred		651,448	(64,849)
Net income (loss) for the period		(1,229,132)	805,520
Result of the period attributed to the controlling shareholders		(1,226,803)	805,520
Result of the period attributed to non-controlling shareholders		(2,329)
Net income (loss) per share	22.2
Basic — earnings (loss) per share		(0.93686)	0.73725
Diluted — earnings (loss) per share		(0.93686)	0.73631

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2019

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

	March 31, 2019	March 31, 2018

Net income (loss) for the period	(1,229,132)	805,520

Items that will not be reclassified to profit or loss

Variation on financial assets measured at fair value through of comprehensive income
Ensyn Corporation (“Ensyn”)	1,323
CelluForce Inc. (“CelluForce”)	462
Spinnova Oy (“Spinnova”)	(315)
	1,470

Tax effect of the above items	(500)
	970
Item that may be subsequently reclassified to profit or loss

Exchange variation on conversion of financial statements and on foreign investments	11,745	14,274

Total comprehensive income (loss)	(1,216,417)	819,794
Result for the period attributed to the controlling shareholders	(1,214,088)	819,794

Result for the period attributed to non-controlling shareholders	(2,329)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2019

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Statements of Changes in Equity

		Capital reserve				Retained reserve
	Share Capital	Stock options granted	Share issuance costs	Other	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Equity valuation adjustment	Retained earnings (loss)	Total	Non- controlling interest	Total equity

Balances at December 31, 2017	6,241,753	14,237	(15,442)		(241,088)	396,006	406,898	2,281,328	234,591		2,298,328		11,616,611		11,616,611
Total comprehensive income
Net income for the period												805,520	805,520		805,520
Other comprehensive income											14,274		14,274		14,274
Transactions with shareholders:
Stock options granted		72											72		72
Sale of treasury shares to meet stock-based compensation plan					8,514								8,514		8,514
Non-controlling interest arising on business combination														8,772	8,772
Internal changes in equity:
Partial realization of assets’ deemed cost adjustment, net of deferred taxes											(16,675)	16,675
Issue of treasury shares to employees		(14,309)			14,309
Balances at March 31, 2018	6,241,753		(15,442)		(218,265)	396,006	406,898	2,281,328	234,591		2,295,927	822,195	12,444,991	8,772	12,453,763

Balances at December 31, 2018	6,241,753	5,100	(15,442)		(218,265)	684,563	422,815	1,730,629	242,612	596,534	2,321,708		12,012,007	13,928	12,025,935
Total comprehensive income
Net (loss) for the period												(1,226,803)	(1,226,803)	(2,329)	(1,229,132)
Other comprehensive income											12,715		12,715		12,715
Transactions with shareholders:
Share capital increase (Notes 1.1 and 22.1)	3,027,528												3,027,528		3,027,528
Share issuance costs			(18,293)										(18,293)		(18,293)
Stock options granted		1,421											1,421		1,421
Non-controlling interest arising on business combination														110,616	110,616
Internal changes in equity:
Partial realization of assets’ deemed cost adjustment, net of deferred taxes											(13,137)	13,137
Realization of asset revaluation reserve											6,290		6,290		6,290
Exchange rate effect related to controlled hyperinflation											5,387		5,387		5,387
Issue of common shares related to business combination (note 1.1)				6,410,885									6,410,885		6,410,885
Balances at March 31, 2019	9,269,281	6,521	(33,735)	6,410,885	(218,265)	684,563	422,815	1,730,629	242,612	596,534	2,332,963	(1,213,666)	20,231,137	122,215	20,353,352

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2019

(In thousands of R$, unless otherwise stated)

Condensed Consolidated Interim Statements of Cash Flows

	March 31, 2019	March 31, 2018
Operating activities
Net income for the period	(1,229,132)	805,520
Adjustment to:
Depreciation, depletion and amortization (Note 26)	863,474	384,938
Depletion of wood resources from forestry partnership programs	8,986
Fair value adjustment on acquisition of Fibria - Amortization (Note 26)	1,566,648
Fair value adjustment on acquisition of Facepa - Amortization (Note 26)	4,218
Amortization of lease-use right	27,959
Interest expense on lease liabilities	38,715
Results from sale and disposals of property, plant and equipment and biological assets, net	(11,288)	9,488
Equity in earnings of subsidiaries (Note 13 (a) e (c))	(1,658)	53
Exchange and monetary variations, net	455,727	16,653
Interest expenses, net	823,958	185,853
Settlement of interest on financial investments	(228,047)	(25,164)
Amortization of the cost of funding	31,574
Derivative (gains) losses, net (Note 23)	636,934	(68,603)
Deferred income tax and social contribution expenses (Note 11.1)	(651,448)	64,849
Interest on actuarial liabilities (Note 20.2)	13,421	8,617
Provision/ (Reversal) for judicial liabilities	(10,296)	234
Allowance for doubtful accounts, net	7,724	6,292
Estimated loss (reversal) in inventories and write-offs	(1,739)	(3,045)
Provision for loss of ICMS credits, net	37,063
Other provisions	65,227	(7,384)
Decrease (increase) in assets
Trade accounts receivable	331,901	(26,576)
Inventories	(942,669)	(90,798)
Recoverable taxes	58,745	1,241
Other assets	84,564	(220,446)
Increase (decrease) in liabilities
Trade accounts payables	75,087	(10,903)
Taxes payable	245,692	(154,481)
Payroll and charges	(332,520)	19,262
Other liabilities	(304,819)	229,477
Cash provided by operations	1,664,001	1,125,077
Payment of interest	(783,745)	(194,402)
Interest received from financial investments	175,057
Payment of income taxes	(310,977)	(11,045)
Cash provided by operating activities	744,336	917,322
Investing activities
Cash provided by the merger of subsidiary		21,436
Additions to property, plant and equipment (Note 14)	(705,246)	(142,226)
Additions to intangible assets (Note 15.3)	(636)	(57)
Additions to biological assets (Note 12)	(791,684)	(206,720)
New lease contracts	(50,044)
Proceeds from sale of assets	33,933	15,043
Increase of capital in subsidiaries (Note 13 c))	(11,216)
Financial investments	21,756,512	265,000
Advance for acquisition of wood from operations with development (non-current)	(126,866)	(10,627)
Acquisition of subsidiaries, net cash	(26,002,541)	(309,872)
Cash used in investing activities	(5,897,788)	(368,023)
Financing activities
Proceeds from loans (Note 17.1)	3,673,049	2,476,082
New leases contracts	50,044
Issue of Debentures (Note 17.6)	3,998,780
Payment of derivative transactions	24,765	13,036
Payment of loans and financing (Note 17.1)	(1,735,541)	(2,134,630)
Payment of leases	(118,237)
Payment of dividends	(68)
Payment of debentures (Note 17.6)	(2,000,000)
Proceeds from own shares		8,514
Liabilities for assets acquisitions and subsidiaries	(1,701)	(2,308)
Others financing	(377)
Cash (used in) provided by financing activities	3,890,714	360,694
Exchange variation on cash and cash equivalents	(28,830)	11,202
Increase (reduction) in cash and cash equivalents	(1,291,568)	923,503
Cash and cash equivalents at the beginning for the period	4,387,453	1,076,833
Cash and cash equivalents at the end for the period	3,095,885	2,000,336
Statement of Increase (reduction) in cash and cash equivalents	(1,291,568)	923,503

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

1                             Company Information

Suzano S.A., (current social denomination of Suzano Papel e Celulose S.A., as Extraordinary General Meeting hold on April 1st, 2019), hereinafter referred to as the “Suzano” and together with its subsidiaries hereinafter referred to as (the “Company”), is a publicly-held corporation with registered office in the city of Salvador, State of Bahia, Brazil.

Suzano owns shares traded in B3 S.A. - Brasil, Bolsa, Balcão, New Market Listing Regulation under the acronym (SUZB3).

On December 10, 2018, Suzano began trading its American Depositary Receipts (“ADRs”), Level II, pursuant to a program approved by the Brazilian Securities and Exchange Commission (“CVM”).

After the conclusion of the transaction involving Fibria Celulose S.A. (“Fibria”), on January 14, 2019, the Company now owns 11 industrial units, located in Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis — Veracel Celulose S.A. (“Veracel”), a jointly-controlled entity — and Mucuri (Bahia, State), Fortaleza (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano (São Paulo, State) and Três Lagoas (Mato Grosso, State).

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and jumbo rolls of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its subsidiaries in Argentina, the United States of America, Switzerland and Austria and its sales offices in China and England.

The Company’s corporate purpose also includes the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 45.80% of the common shares of its share capital.

This unaudited condensed consolidated interim financial information was approved by the Management Company’s on May 8, 2019.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

1.1         Major events in the period

Corporate events

i)  Business Combination with Fibria

On January 3, 2019 (acquisition date of control by Suzano), after the fulfillment of all conditions for the conclusion of the transaction to combine the operations and shareholding base of Suzano and Fibria, was performed the exchange of Fibria’s shares by Suzano’s shares and, on January 14, 2019, Suzano completed the corporate reorganization process, following the terms of the Agreement signed by both entities on March 15, 2018.

The consideration by Fibria, defined in terms of the Agreement, was as follows:

a) Share exchange ratio

On January 2, 2019, pursuant to Notice to Shareholders, the exchange ratio of the common shares issued by the Eucalipto Holding S.A. (“Holding”) held by Fibria’s shareholders for shares issued by Suzano was adjusted from 0.4611 to 0.4613, being the exchange ratio of 0.4613 considered as final. The adjustment in the exchange ratio, compared to the originally announced, was due to (i) a change in the total number of shares issued by Fibria ex-treasury and disregarding the shares resulting from the vesting of option plans between those in the Protocol and Justification and present date of 553,080,611 shares for 553,733,881 shares and (ii) alteration of the number of shares issued by Suzano ex-treasury and disregarding the shares resulting from the vesting of option plans between that contained in the Protocol and Justification and the present date of 1,091,984,141 shares to 1,093,784,141 shares.

As a result of this adjustment, (i) Suzano issued, as a result of the merger of the Holding, 255,437,439 new common shares in the market value of R$ 36.95, totaling amount of R$ 9,438,413, of which R$ 3,027,528 was recognized as capital increase and R$ 6,410,885, as capital reserve; and (ii) the amount attributed to Suzano’s common share to calculate the capital gain, as disclosed in the Notice of Shareholders on November 29, 2018, increased from R$ 15.38 attributed to 0.4611 common share for R$ 15.39 attributed to 0.4613 common share of Suzano.

b) Cash installment

On January 10, 2019, by means of the Notice to Shareholders, the Company communicated the final value of the Adjusted Cash Portion, corresponding to the redemption value of each Holding’s redeemable preferred share, originally equivalent to R$ 52.50, (i) reduced by the amount of dividends declared by Fibria on December 3, 2018 and paid in Brazil on December 12, 2018 in the amount of R$ 5.03 (ii) plus R$ 2.73, corresponding to the variation of the average daily rate of Brazilian interbank deposits expressed as an annual percentage, based on 252 business days, calculated and disclosed daily by B3 (“DI Rate”), between March 15, 2018 and the Expiration Date of

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

the Transaction including January 10, 2019 (including) and January 14, 2019 (including), the DI Rate was estimated at 6.40% per annum, with a total and final amount of R$ 50.20 per share, making up the final amount of the Adjusted Cash Amount of R$ 27,797,441.

The amounts mentioned above are gross, not considering any tax impacts on the payment to Fibria Resident or Non-Resident Shareholders, which are detailed in the Notice to Shareholders disclosed on November 29, 2018.

Suzano performed a valuation analysis of the fair market value of the assets of Fibria acquired and liabilities assumed and using the full consideration for the Merger, performed the allocations for such assets and liabilities.

The following table summarizes the preliminary purchase price allocation based on the appraisal report prepared by an independent and specialized entity:

Cash consideration	27,797,441
Issuance of shares (Suzano)	9,438,413
Total consideration	37,235,854

Book value of Fibria’s shareholders’ equity	14,149,004
Elimination of the book value of existing goodwill, net of the deferred income taxes	(3,495,077)
Mandatory minimum dividends (eliminated balance)	724,829
Book value of Fibria’s shareholders’ equity, net of goodwill	11,378,756

Fair value adjustment on acquisition of Fibria (assets and liabilities):
Inventories	2,178,903	(a)
Property, plant and equipment	9,445,315	(b)
Customer relationship	9,030,779	(c)
Port Assets	749,060	(d)
Possible contingent losses	(2,970,546	)(e)
Loans and Financing	(59,921	)(f)
Taxes recoverable	(235,843	)(g)
Other assets and liabilities, net	368,624	(h)
Deferred taxes, net	(546,324	)(i)
Total impact of fair value	17,960,047
Preliminary goodwill	7,897,051	(j)

The Company has not yet finalized its valuation of all identifiable assets and liabilities acquired in the acquisition and therefore some of these amounts are provisional. These amounts may be adjusted as valuations are finalized.

(a) Calculated considering the balance of finished products based on selling price, net of selling expenses and an accepted margin based on the results achieved in 2018.

(b) Determined based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.

(c) In order to determine the fair value adjustment in the customer portfolio, the income approach and the MPEEM (Multi Period Excess Earnings Method) method were used to measure the present value of the income that will be generated during the remaining useful life of the asset. Considering the 5-year history of Fibria’s sales data and the churn rate that measures customer satisfaction and customer permanence in the portfolio, the adjustment was calculated using estimated discounted cash flows.

(d) Fibria has concession contracts and port assets to assist in port operations in Brazil. For fair value calculation of these assets was considered the income approach, the MPEEM (Multi Period Excess Earnings

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

Method) method that measures the present value of the income that will be generated during the remaining useful life of the asset and method of direct cost differential.

(e) In the business combination, for the calculation of the fair value of the contingencies, whose chances of loss were classified as possible and remote, Fibria’s Management and its external and independent advisors were considered for their fair values, whose amounts were measured based on the analyzes of Fibria’s external lawyers.

(f) The adjustment to fair value of loans and financing was calculated based on the fair value of the Bonds, based on the quotation of the security in the secondary market, and the adjustment to present value considering the market rate at the base date (On December 31, 2018).

(g) For the measurement of the fair value of the taxes to be recovered, the amount to be recovered, discounted to the present value considering the expected Selic rate for the tax period, was considered.

(h) In other net assets and liabilities, including supply contracts, accounts receivable and advances to suppliers, the income evaluation methodology, the present value and the direct cost differential were used.

(i) Deferred income tax on fair value adjustments of assets of Veracel and Portocel. For the remaining fair value, we did not recognize deferred income taxes liabilities due to Fibria’s Legal Merger in April 2019.

(j) Goodwill is attributable to the strong market position and expected future profitability of Fibria in negotiations in the eucalyptus pulp market.

For more information on the business combination refer note 13.1

2                             Presentation of the unaudited condensed consolidated interim financial information

2.1       Preparation basis and presentation

The consolidated condensed interim financial information was prepared and is presented in accordance with the international standard IAS 34 Interim Financial Reporting and disclose all the applicable significant information related to the financial information, which is consistent with the information utilized by management in the performance of its duties.

The interim information was prepared using the historical cost as the basis of value, except for certain financial assets and liabilities and biological assets that are measured at fair value.

2.1.1        Consolidated Interim Financial Information

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its subsidiaries on the reference date, as well as in accordance with consistent accounting practices and policies.

The subsidiaries are consolidated from the date control is obtained until the date that control ceases to exist. For jointly controlled operations, the balances of assets, liabilities, revenues and expenses are proportionally recognized in relation to the

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

participation in the joint operation. In the case of joint control with other companies, these investments are accounted for using the equity method.

In the consolidation process, the balances in the balance sheet and income statement accounts corresponding to the transactions carried out with subsidiaries are eliminated, as well as the unrealized gains and losses and the investments in these subsidiaries and their respective equity accounting results.

The unaudited condensed consolidated interim financial information of the Balance Sheet, Statements of Income (loss), Statements of Comprehensive Income (loss), Statements of Changes in Equity and Statements of Cash Flows, as well the corresponding notes to the financial information regarding to the three-month period ended March 31, 2019, existing on this unaudited condensed consolidated interim financial information are not comparable with the last annual financial statements as at December 31, 2018 and the unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2018 due to the conclusion of the business combination of Fibria in January 2019, as disclosed in Note 1.1 above. Thus, as from January 1, 2019, Suzano started to consolidate Fibria’s interim accounting information.

Companies included in the Company’s consolidated interim financial information:

		Interest in capital (%)
Investee	Type of interest	March 31, 2019	December 31, 2018
AGFA - Comércio, Administração e Participações Ltda	Direct	100%	100%
Asapir Produção Florestal e Comércio Ltda (i)	Direct/Indirect	100%	50%
Comercial e Agrícola Paineiras Ltda	Direct	100%	100%
Eucalipto Holding S.A. (ii)	Direct		100%
Facepa - Fábrica de papel da Amazônia S.A.	Direct/Indirect	92,80%	92,80%
FuturaGene Brasil Tecnologia Ltda	Indirect	100%	100%
FuturaGene Ltd	Indirect	100%	100%
Ibema Companhia Brasileira de Papel	Joint venture	49,90%	49,90%
Maxcel Empreendimentos e Participações S.A.	Direct	100%	100%
Mucuri Energética S.A.	Direct	100%	100%
Ondurman Empreendimentos Imobiliários Ltda	Direct	100%	100%
Paineiras Logística e Transporte Ltda	Direct	100%	100%
Stenfar S.A. Indll. Coml. Imp. Y. Exp.	Direct/Indirect	100%	100%
Sun Paper and Board Limited	Direct	100%	100%
Suzano Áustria GmbH	Direct	100%	100%
Suzano Luxembourg	Direct	100%	100%
Suzano Pulp and Paper America Inc	Direct	100%	100%
Suzano Pulp and Paper Europe S.A.	Direct	100%	100%
Suzano Trading Ltd	Direct	100%	100%
Itacel - Terminal de Celulose de Itaqui S.A.	Indirect	100%
Fibria Celulose S.A.	Direct	100%
Fibria Terminais Portuários S.A.	Indirect	100%
Fibria Terminal de Celulose de Santos SPE S.A.	Indirect	100%
F&E Participações Ltda.	Indirect	100%
F&E Tecnologia do Brasil S.A.	Indirect	100%
Portocel - Terminal Espec. Barra do Riacho S.A.	Indirect	51%
Projetos Especiais e Investimentos S.A.	Indirect	100%
Veracel Celulose S.A.	Joint operation	50%
Fibria Celulose (USA) Inc.	Indirect	100%
Fibria Innovations Inc.	Indirect	100%
Fibria International Trade GmbH	Indirect	100%
Fibria Overseas Finance Ltd.	Indirect	100%
Fibria Overseas Holding KFT.	Indirect	100%
Fibria Trading International KFT.	Indirect	100%

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

(i) The full control was acquired after the acquisition of Fibria.

(ii) Company merged in January 2019, as mentioned in note 1.1.

On January 21, 2019, Voto — Votorantim Overseas Trading Operations IV Limited (former Fibria’s joint operation) repurchased its shares owned by Fibria.

3                             Accounting Policies

The interim financial information was prepared using accounting practices consistent with those used in the preparation of the annual financial statements at December 31, 2018, except for the application of the new accounting standards as of January 1, 2019, described below and which the estimated impacts were previously disclosed in the annual financial statements as of December 31, 2018.

The consolidated interim financial information should be read in conjunction with the audited annual financial statements of the Company and Fibria for the year ended December 31, 2018, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The following accounting practices were not described in the notes to the financial statements of Suzano as of December 31, 2018, but are relevant for this quarter, especially considering the acquisition of Fibria, as described in Note 1.1.

(i)   Reclassification — Statements of cash flows

The Company made certain reclassifications on its Statements of cash flows regarding the three-month period ended March 31, 2018, substantially in operating activities, for a better comparison with the Statements of cash flows for the three-month period ended March 31, 2019.

3.1       New Accounting Policies Adopted

3.1.1         Leases — IFRS 16

The Company adopted IFRS 16 as of January 1, 2019.

This standard determines that lessees must recognize future liabilities in their liabilities and their right to use the leased asset for all lease agreements, with exemption allowed to short-term or low-value contracts. Short-term or low-value contracts for the exemption of the standard refers to contracts where the individual value of the assets is lower than US$ 5 thousand and maturity date is before 12 months, represented, mainly, by equipment of technology and vehicles.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

The Company adopted the standard using a modified retrospective approach that does not require the restatement of the comparative balances.

In adopting IFRS 16, the Company recognized the lease liabilities in relation to the contracts that meet the definition of lease, whose liabilities were measured at the present value of the remaining lease payments, discounted based on the incremental loan rate. Assets associated with the right of use were measured at the amount equal to the lease liability on January 1st, 2019, with no impact on retained earnings.

The Company used the following practical expedients allowed by the standard:

a) The use of a single discount rate for a portfolio of leases with similar characteristics;

b) Leases whose maturity will occur within 12 months of the date of initial adoption of the standard, accounting will be as short-term leases (directly in the income statement);

c) The accounting of lease payments as expenses in the case of leases for which the underlying asset is of low value; and

d) The use of hindsight in determining the lease term, when the agreement contains options to extend or terminate the lease.

e) The Company excluded initial direct costs of measuring the right to use asset at the date of initial application.

The effects of adopting this new standard are presented in note 18.

3.1.2         Uncertainty over Income Tax Treatments — IFRIC 23

The interpretation is applicable when there are uncertainties as to the acceptance of the treatment by the Fiscal Authority. If acceptance is not likely, the values of tax assets and liabilities should be adjusted to reflect the best resolution of the uncertainty.

The Company has evaluated the changes introduced by this new standard and based on the analysis carried out, did not identify material changes that have an impact on its unaudited condensed consolidated interim financial information, or alter the recognition and measurement of uncertainties about tax treatment of income.

3.2       New standards, revisions and interpretations not yet in force

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company’s condensed consolidated interim financial information.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

4                 Financial Instruments and Risks

4.1       Management of financial risks

a)        Overview

In the three-month period ended March 31, 2019, there were no significant changes in the financial risk management policies and procedures compared to those reported in Note 4 to the financial statements of December 31, 2018.

b)        Rating

All operations with financial instruments are recognized in the Company’s interim financial information, as shown below in the following categories:

	March 31, 2019	December 31, 2018
Assets
At amortized cost
Cash and cash equivalents (Note 5)	3,095,885	4,387,453
Trade accounts receivable (Note 7)	3,507,439	2,537,058
Other assets	523,986	263,110
	7,127,310	7,187,621
At fair value through profit and loss
Derivative financial instruments (Note 4)	1,376,335	493,934
Stock Options (Note 13. (d)))	5,845
Financial Investments (Note 6)	3,862,789	21,098,565
	5,244,969	21,592,499
Fair value through other comprehensive income
Other investments (Note 13. (d))	202,960
	202,960
Liabilities
At amortized cost
Loans and financing (Note 17.1)	54,020,273	31,074,056
Debentures (Nota 17.5)	6,744,356	4,663,453
Accounts payable for leasing operations (Note 18.2)	4,016,206
Accounts payable with acquisition of assets and subsidiaries	1,004,497	992,512
Suppliers and other liabilities	4,597,777	1,037,220
	70,383,109	37,767,241
At fair value through profit and loss
Derivative financial instruments (Note 4)	2,917,219	1,636,700

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

c)         Fair value of loans and financing

The following is a breakdown of the estimated fair values of loans and financing:

	Yield used to discount (*)	March 31, 2019	December 31, 2018
Quoted in the secondary market
In foreign currency
Bonds	US$	24,779,988	15,035,165
Estimated to present value
In foreign currency
Export credits (pre-payment)	LIBOR US$	16,778,162	12,819,072
Export credits (Finnvera)	LIBOR US$	2,277,492	832,907
Export credits (ACC/ACE)	DI 1	1,791,945	1,732,088
In local currency
BNDES — TJLP	DI 1 (ii)	1,990,925	206,601
BNDES — Fixed	DI 1	131,488	348,827
BNDES — Selic (Special Settlement and Custody System)	DI 1	625,687
Currency basket	DI 1	69,877	169,243
CRA (Agribusiness Receivables Certificate)	DI 1	7,560,271	2,383,775
FINEP (Financier of Studies and Projects)	DI 1	492
NCE (Export Credit Notes) in Reais	DI 1	1,419,457	1,501,623
NCR — (Rural Credit Notes)	DI 1	796,955	297,375
FDCO — (West Center Development Fund)	DI 1	598,800
		58,831,539	35,326,676

The Company’s Management considers that for its other financial assets and liabilities measured at amortized cost, its book values approximate their fair values and therefore the information on their fair values is not being presented.

4.2       Liquidity risk

The following are the remaining contractual maturities (consolidated) of financial liabilities at the reporting date. The following amounts are cash flows, are undiscounted and include contractual interest payments and exchange variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

	March 31, 2019
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years

Liabilities
Trade accounts payables	4,049,078	4,049,078	4,049,078
Loans and financing	54,020,273	76,502,622	7,110,396	11,069,704	24,863,159	33,459,363
Debentures	6,744,356	9,956,623	406,420	2,883,216	1,491,712	5,175,275
Lease obligation	4,016,206	6,587,184	633,828	598,760	1,534,325	3,820,271
Liabilities for asset acquisitions and subsidiaries	1,004,497	1,106,036	499,195	101,245	318,635	186,961
Derivative financial instruments	2,917,219	5,380,141	328,353	763,181	1,003,351	3,285,256
Other liabilities	548,699	548,699	335,495	213,204
	73,300,328	104,130,383	13,362,765	15,629,310	29,211,182	45,927,126

	December 31, 2018
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years

Liabilities
Trade accounts payables	632,565	632,565	632,565
Loans and financing	31,074,056	45,997,323	4,818,397	3,672,268	16,850,840	20,655,818
Debentures	4,663,453	8,022,759	340,044	419,401	1,521,757	5,741,556
Liabilities for asset acquisitions and subsidiaries	992,512	1,099,331	495,862	100,715	316,730	186,023
Derivative financial instruments	1,636,700	2,149,710	790,679	736,715	465,853	156,462
Other liabilities	404,655	404,655	367,314	37,341
	39,403,941	58,306,342	7,444,861	4,966,440	19,155,180	26,739,859

4.3       Market risk

4.3.1. Exchange rate risk

The following table shows the net exposure of assets and liabilities in foreign currency, primarily the U.S. dollar:

	March 31, 2019	December 31, 2018

Assets
Cash and cash equivalents	2,649,942	1,143,968
Trade accounts receivable	2,418,951	1,661,108
Derivative financial instruments		493,685

	5,068,893	3,298,761
Liabilities
Trade accounts payables	(2,594,837)	(72,680)
Loans and financing	(41,163,009)	(26,384,721)
Liabilities for asset acquisitions and subsidiaries	(339,682)	(333,049)
Derivative financial instruments	(1,694,864)	(1,464,569)

	(45,792,392)	(28,255,019)
Liability exposure	(40,723,499)	(24,956,258)

Sensitivity analysis — foreign exchange exposure

For market risk analysis, the Company uses scenarios to jointly evaluate the long and short positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts already booked, as they reflect the translation into Brazilian reais on the base date of the balance sheet (R$/US$ = 3.8967).

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

The other scenarios were created considering the appreciation/depreciation of the Brazilian real against the U.S. dollar at the rates of 25% and 50%, before taxes. The note below presents the potential impacts on the results assuming these scenarios (in absolute amounts):

	March 31, 2019
		Effect on Income and Equity
Consolidated	Probable	Possible Increase ( ∆ 25%)	Remote Increase ( ∆ 50%)

Cash and cash equivalents	2,649,942	662,486	1,324,971
Trade accounts receivable	2,418,951	604,738	1,209,476
Trade accounts payables	2,594,837	648,709	1,297,419
Loans and financing	41,089,813	10,272,453	20,544,907
Liabilities for asset acquisitions and subsidiaries	339,682	84,921	169,841
Derivatives Non-Deliverable Forward (“NDF”)	15,600	133,805	273,238
Derivatives Swap	1,415,593	3,776,284	7,402,589
Derivatives Options	233,359	4,922,848	10,823,684

4.3.2 Interest rate risk

Sensitivity analysis — exposure to interest rates

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and the London Interbank Offered Rate (“LIBOR”) may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios were developed considering appreciation/depreciation of 25% and 50% in the market interest rates. The following table shows the potential impacts on the results (in absolute amounts):

	March 31, 2019
		Effect on Income and Equity
Consolidated	Probable	Possible Increase ( ∆ 25%)	Remote Increase ( ∆ 50%)

CDI
Cash and cash equivalents	343,466	5,495	10,991
Financial investments	3,862,789	61,805	123,609
Loans and financing	6,867,713	109,883	219,767
Debentures	6,744,356	107,910	215,819
Derivative Swaps	1,290,592	959,250	1,933,163
Derivative Options	241,417	129,606	276,054
TJLP
Loans and financing	1,949,193	30,505	61,010
LIBOR
Loans and financing	17,538,966	113,992	227,985
Derivative Swap	278,981	222,920	437,767

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

Sensitivity analysis for changes in the consumer price index of the US economy

For the calculation of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on March 31, 2019. The probable scenario was extrapolated considering an increase / decrease of 25 % and 50% in the US-CPI to define the possible and remote scenarios, respectively

	March 31, 2019
	Impact of an increase/decrease of US-CPI on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing wood supply agreements	111,213	228,044

4.4                     Derivative financial instruments

The Company determines the fair value of derivative contracts and recognizes that these amounts may differ from the amounts realized in the event of early settlement. The amounts reported by the Company are based on an estimate and using data provided by a third party, calculated internally and compared with calculations performed by external consulting.

a)            Outstanding derivatives by type of contract (including embedded derivatives)

On March 31, 2019 and December 31, 2018, the positions of outstanding derivatives are presented below:

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

	Notional value in US$		Fair value

Type of derivative	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018

Instruments contracted with protection strategy
Operational Hedge
NDF (R$ x US$)	150,000	150,000	15,600	17,036
Zero Cost Collar	6,295,000	3,040,000	(233,359)	(134,814)

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (US$)	2,757,143	2,757,143	(278,981)	(170,707)
Swap IPCA to CDI (nocional in Reais)	843,845		153,980
Swap CDI x Fixed (US$)	3,209,084	2,402,110	(1,344,385)	(853,140)
Pre-fixed Swap to US$ (US$)	209,855		(100,187)
Hedge de Commodity
Swap Bunker (oil)	5,893	5,344	5,629	(1,140)
Derivative embedded in a contract for the purchase of standing wood (a)
US - CPI Swap	712,902		240,819

			(1,540,884)	(1,142,766)

Current assets			615,887	352,454
Non-current assets			760,448	141,480
Current liabilities			(808,560)	(596,530)
Non-current liabilities			(2,108,659)	(1,040,170)

			(1,540,884)	(1,142,766)

(a) The embedded derivative refers to the swap contracts for the sale of US-CPI variations within the term of the forest partnership contracts and the provision of standing timber.

b)             Fair value by maturity schedule

	Net Fair Value
Maturity of derivatives	March 31, 2019	December 31, 2018
2019	(218,904)	(244,069)
2020	(438,688)	(180,333)
2021	125,288	87,851
2022	(118,780)	83,692
2023	226,617	80,052
2024	(116,583)	82,963
2025	(535,960)	(486,958)
2026 after	(463,874)	(565,964)
	(1,540,884)	(1,142,766)

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

c)              Assets and liabilities position of the open derivatives

The positions of outstanding derivatives are presented below:

	Notional value			Fair value
	Currency	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Debt hedge
Assets
Swap CDI x Fixed (US$)	R$	86,449	8,722,620	3,145,977	119,178
Real Pre (real to dollar)	R$	22,400		22,168
Swap US-CPI	US$	712,902		240,819
Real IPCA (IPCA for CDI)	R$	912,390		1,027,387
				4,436,351	119,178
Liabilities
Swap CDI x Fixed (US$)	US$	2,428,152	2,402,110	(4,490,362)	(972,319)
Swap Libor x Fixed (US$)	US$	2,757,143	2,757,143	(278,981)	(170,707)
Fixed dollar (pre-real for dollar)	US$	209,855		(122,355)
Real Fixo (IPCA to CDI)	R$	843,845		(873,407)
				(5,765,105)	(1,143,026)
				(1,328,754)	(1,023,848)
Operational hedge
Zero cost collar (US$ x R$)	US$	6,295,000	3,040,000	(233,359)	(134,814)
NDF (R$ x US$)	US$	150,000	150,000	15,600	17,036
				(217,759)	(117,778)
Commodity hedge
Swap Bunker	US$	5,893	5,344	5,629	(1,140)
				5,629	(1,140)
Total in derivatives				(1,540,884)	(1,142,766)

d)             Fair value and settled amounts

The consolidated positions of settled derivatives were as follows:

	Settlement Values
	March 31, 2019	March 31, 2018
Operational hedge
Zero cost collar (R$ x US$)	16,568	10,165
	16,568	10,165

Commodity hedge
Bunker (oil)	735
	735

Debt hedge
Swap CDI x Fixed (US$)	9,452	2,871
Swap IPCA x CDI	11,179
Swap Libor x Fixed (US$)	(2,074)
Swap Pre Fixed to US$ (US$)	(11,095)
	7,462	2,871
Total in derivatives	24,765	13,036

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

4.5       Capital management

The main objective of Company’s capital management is to ensure and maintain a solid credit rating, in addition to mitigating risks that may affect capital availability in business development.

The Company monitors constantly significant indicators, such as:

i) consolidated financial leverage ratio, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”); and

ii) management of contractual financial covenants, maintaining a safety margin so as not to breach these covenants. Management prioritizes new loans denominated in the same currency of its main cash generation source, to obtain a natural hedge in the long term for its cash flow. The Company manages its capital structure and adjusts based on changes in economic conditions.

4.6       Fair value hierarchy

In the three-month period ended March 31, 2019, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 4.7 to our most recent annual financial statements as at December 31, 2018. There were no transfers between levels 1, 2 and 3 during the periods presented.

	March 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Derivative financial instruments		1,376,335		1,376,335
Stock options - Ensyn			5,845	5,845
Financial instruments	799,289	3,063,500		3,862,789

Financial assets at fair value through comprehensive income
Other investments - Ensyn			162,239	162,239
Other investments - CelluForce			18,841	18,841
Other investments - Spinnova			21,880	21,880

Biological assets			9,752,742	9,752,742
Total Assets	799,289	4,439,835	9,961,547	15,200,671
Liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		(2,917,219)		(2,917,219)
Total Liabilities		(2,917,219)		(2,917,219)

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Derivative financial instruments		493,934		493,934
Financial instruments	14,933,513	6,165,052		21,098,565
Biological assets			4,935,905	4,935,905
Total Assets	14,933,513	6,658,986	4,935,905	26,528,404

Liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		(1,636,700)		(1,636,700)
Total Liabilities		(1,636,700)		(1,636,700)

5                 Cash and Cash Equivalents

	Average yield p.a. - %	March 31, 2019	December 31, 2018

Cash and banks	2,52	2,203,825	1,151,766
Cash equivalents
Local currency
Fixed-term deposits (i)	97 % of CDI	370,335	3,215,252
Foreign currency
Fixed-term deposits (i)	2,62	521,725	20,435
		3,095,885	4,387,453

(i) Refers to Time Deposit and Overnight applications, maturing up to 90 days.

6                 Financial Investments

		March 31, 2019	December 31, 2018
	Average yield p.a.- %

In local currency
Federal Fund Provision	3,04%	362
Investment Funds	99,13 % do CDI	582,017	14,933,513
Public titles
Measured at fair value through profit or loss	99,13 % do CDI	798,927	2,049,281
Private Securities (Compromised)	100,12 % do CDI	2,305,924	4,115,771
Private Securities (Compromised) - Escrow Account (i)	102% do CDI	175,559

		3,862,789	21,098,565
Current		3,687,230	21,098,565
Non-Current		175,559

(i) Refers to the guarantee account recognized by Fibria, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the conditions precedent to the conclusion of the Losango Project provided for in the agreement entered with CMPC Celulose Riograndense SA (“CMPC”). The Losango Project was an operation to buy and sell lands and forests involving Fibria and CMPC, signed in December 2012.

The variation in the balance is substantially related to the payment made for the purchase of Fibria in the amount of R$ 27,797,441, as disclosed in note 1.1.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

7                 Trade Accounts Receivables

7.1                   Breakdown of balances

	March 31, 2019	December 31, 2018
Domestic customers
Third parties	1,093,779	853,684
Receivables Investment Fund (“FIDC”) (a)	14,179	22,299
Related parties (b) (Companies of the Suzano group) (Note 10)	48,185	36,727
Foreign customers
Third parties	2,418,951	1,661,527
Fair value adjustment on acquisition of Fibria	(22,828)
Fair value adjustment on acquisition of Fibria - Amortization	4,249
Allowance for doubtful accounts	(49,076)	(37,179)
	3,507,439	2,537,058

(a)         In 2017, the Company created the Credit Rights Investment Fund (“FIDC”), which is a vehicle with the purpose of acquiring credit rights originated from the sales made by Suzano to facilitate credit to certain customers. The FIDC is an investment fund that acquires receivables and securities representing credit rights. The FIDC has a two-year term which ended in March 2019 and was renewed for another 6 months. The Company has a co-obligation and maintains a substantial credit risk, so that the Company booked an accounts receivable of R$ 14,179 and a liability (loan) of R$ 14,179 (Note 17.1).

The change in the consolidated balance is mainly related to the balances arising from the acquisition of Fibria in January 2019, as disclosed in note 1.1.

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. The impact of these factoring transactions on the accounts receivable in the balance sheet as at March 31, 2019, is R$ 3,464,419 (R$ 396,563 as at December 31, 2018).

7.2                   Past due securities

	March 31, 2019	December 31, 2018

Past due:
Up to 30 days	300,639	291,050
From 31 and 60 days	21,845	54,845
From 61 and 90 days	9,183	10,982
From 91 and 120 days	10,212	7,446
From 121 and 180 days	3,634	6,285
Over 180 days	73,589	47,262
	419,102	417,870

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

7.3                   Changes in allowance for doubtful accounts

	March 31, 2019	December 31, 2018

Balance at beginning of the period	(37,179)	(38,740)
Amount from the acquisition of Fibria	(5,947)
Credits (accrued)/ reversed in the period	(8,084)	(11,578)
Credits recovered in the period	360	5,128
Credits definitively written-off from position	1,461	8,993
Exchange variation	313	(982)
Balance at the end of the period	(49,076)	(37,179)

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. Part of these guarantees cover and therefore avoid the need to recognize estimated losses with doubtful accounts, in accordance with the Company’s credit policy.

8                 Inventories

	March 31, 2019	December 31, 2018
Finished goods
Pulp
Domestic (Brazil)	890,093	167,317
Foreign	3,605,868	485,226
Paper
Domestic (Brazil)	253,631	227,303
Foreign	95,940	67,872
Work in process	92,148	52,882
Raw material	1,620,297	626,150
Spare Parts	497,713	226,354
Fair value adjustment on acquisition of Fibria	2,178,903
Fair value adjustment on acquisition of Fibria — Amortization	(1,189,942)
	8,044,651	1,853,104

The change in the consolidated balance is substantially related to the balances arising from the acquisition of Fibria in January 2019, as disclosed in note 1.1.

On March 31, 2019, inventories are net of estimated losses in the amounts of R$ 47,784 (December 31, 2018, R$ 33,195).

8.1                   Changes in estimated losses

	March 31, 2019	December 31, 2018
Balance at the beginning of the period	(33,195)	(51,911)
Amount from the acquisition of Fibria	(11,117)
Constitution of provisions (a)	(12,887)	(10,605)
Reversal of provisions	53	5,873
Write-off inventories (b)	9,362	23,447
Balance at the end of the period	(47,784)	(33,195)

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

(a)         In the three-month period ended March 31, 2019, refers, mainly, to estimated losses of inventories of finished goods (paper) and raw material, in the amounts of R$ 8,325 and R$ 4,271, respectively.

(b)         In the three-month period ended March 31, 2019, refers to write-off of spare parts and raw material, in the amounts of R$ 5,786 and R$ 3,576, respectively.

During the three-month period ended March 31, 2019, additional write-offs were booked in the income statement in the amount of R$ 1,704 (December 31, 2018, R$ 29,828).

No inventory items were given as warranty for or guarantee of liabilities for the fiscal years presented.

9                 Recoverable Taxes

	March 31, 2019	December 31, 2018
IRPJ e CSLL - prepayments and withheld taxes	726,808	103,939
PIS and COFINS - on acquisition of property, plant and equipment assets (a)	293,703	55,518
PIS and COFINS - other operations	451,324	12,426
ICMS - on acquisition of property, plant and equipment assets (b)	120,729	78,154
ICMS - other operations (c)	1,443,738	215,361
Reintegra Program (d)	120,790	48,879
Other taxes and contributions	42,066	24,845
Provision for the impairment of ICMS credits (e)	(1,256,404)	(10,792)
Fair value adjustment on acquisition of Fibria	(235,843)
Fair value adjustment on acquisition of Fibria - Amortization	9,192
	1,716,103	528,330
Current assets	944,407	296,832
Non-current assets	771,696	231,498

(a)         Social Integration Program (“PIS”) / Social Security Funding Contribution (“COFINS”) - Credits whose realization is linked to the depreciation period of the corresponding asset.

(b)         Fair value adjustment on acquisition of Fibria - Tax on Sales and Services (“ICMS”): Credits from the entry of goods destined for property, plant and equipment are recognized at the ratio of 1/48 from the entry and on a monthly basis, as per the bookkeeping of ICMS Control on Property, Plant and Equipment (“CIAP”).

(c)          ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products.  Credits are concentrated in the state of Maranhão, where the Company realizes the credits through “Transfer of Accrued Credit” (sale of credits to third parties), after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Maranhão.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

(d)         Special Regime of Tax Refunds for Export Companies (“Reintegra”). Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in international markets.

(e)          Includes the provision for discount on sale to third parties of the accumulated ICMS credit in Maranhão and the provision for full loss of the low probability of realization of the units of Mato Grosso do Sul, Bahia and Espírito Santo due to the difficulty of its accomplishment (item 9.c)).

10          Related Parties

The Company’s commercial and financial operations with its controlling shareholder, and Companies owned by its controlling shareholder Suzano Holding (“Suzano Group”) were carried out at specific prices and conditions in terms of values, terms and rates.

In the three-month period ended March 31, 2019, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into in the period between the Company and its related parties in relation to those described in the last annual financial statements of December 31, 2018, except for the transactions involving Fibria and Portocel highlighted below, which became related parties of the Company due to the conclusion of the business combination in January 2019, as mentioned in Note 1.1.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

10.1            Balances recognized in assets and liabilities

		Balances receivable (payable)
	Nature	March 31, 2019	December 31, 2018

Transactions with controlling shareholders
Suzano Holding	Granting of guarantees and administrative expenses	(109)	(125)
		(109)	(125)
Transactions with companies of the Suzano Group and other related parties:
Bexma	Administrative expenses	1	1
Ecofuturo	Social services	(682)	(33)
Ibema	Sale of paper	48,174	36,721
Ibema	Purchase of products	(768)	(1,643)
Bizma	Investment fund management	3	2
Management	Others	(4)
		46,724	35,048
Total		46,615	34,923
Presented in the following lines:
In assets
Trade accounts receivable		48,185	36,727
In liabilities
Trade accounts payable
Third-party non-current		(1,570)	(1,804)
Total		46,615	34,923

10.2            Amounts transacted in the period

		Amounts transacted – Expenses (income)
	Nature	March 31, 2019	March 31, 2018
Transactions with controlling shareholders
Suzano Holding	Granting of guarantees and administrative expenses	(1,647)	(3,015)
		(1,647)	(3,015)
Transactions with companies of the Suzano Group and other related parties:
Nemonorte	Real estate advisory	(45)	(62)
Bexma	Administrative expenses	1	3
Lazam - MDS	Insurance advisory and consulting		(31)
Ecofuturo	Social services	(1,557)	(873)
Ibema	Sale of paper	36,881	47,602
Ibema	Purchase of products	(933)
Bizma	Investment fund management	5	9
Mabex	Aircraft services (freight)	(35)
Management	Others	(115)
		34,202	46,648
Total		32,555	43,633

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

10.3                        Management compensation

For the periods ended March 31, 2019 and 2018, expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Executive Officers, in addition to certain executives, recognized in the statement of income for the period, are presented as follows:

	March 31, 2019	March 31, 2018
Short-term benefits
Salary or compensation	8,955	8,727
Direct and indirect benefits	467	815
Bonus	2,897	3,788
	12,319	13,330
Long-term benefits
Share-based compensation	38,238	31,819
	38,238	31,819

Total	50,557	45,149

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), and payroll charges (company share of contributions to social security — INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations (Note 21).

11          Current and Deferred Taxes

The Company, based on expected generation of future taxable income as determined by a technical study approved by Management, recognized deferred tax assets over temporary differences, income and social contribution tax loss carryforwards, which do not expire.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

Deferred income and social contribution taxes are originated as follows:

	March 31, 2019	December 31, 2018

Tax loss	284,472	310,293
Negative tax base	8,276	6,627
Provision for judicial liabilities	236,489	101,667
Operating provisions and other losses	859,112	286,616
Exchange variation losses (net) - payable on a cash basis for tax purposes	1,562,420	534,093
Losses on derivatives	524,535	388,153
Fair value adjustment on business combination — Amortization	554,511	5,327
Unrealized profit	508,957	227,830
Leasing	11,017	6,196
Biologic assets - Fair value	119,161
Other temporary differences	7,956	4,056
Deferred taxes — asset	4,676,906	1,870,858

Goodwill - Tax benefit on unamortized goodwill	13,934	13,161
Property, plant and equipment - assigned cost adjustment	1,538,131	1,552,579
Accelerated tax depreciation	1,171,114	1,196,182
Transaction cost	144,800	23,145
Fair value adjustment on acquisition of Fibria - Amortization	635
Other temporary differences	20,165	2,158
Biologic assets - Fair value	107,676	112,768
Provision for taxes (Income tax) on results of subsidiaries abroad	520,480
Fair value adjustment on acquisition of Fibria — Deferred taxes	546,324
Fair value adjustment on acquisition of Fibria — Deferred taxes - Amortization	(14,246)
Deferred taxes - liabilities	4,049,013	2,899,993

Total non-current assets, per entity	1,431,134	8,998
Total non-current liabilities, per entity	803,241	1,038,133

The projected realization of deferred taxes was prepared based on the Management’s best estimates and on projected results. However, since there are diverse assumptions over which the Company has no control, such as inflation rates, exchange volatility, international market prices and other economic uncertainties in Brazil, future results may differ from those considered in this projection show below:

Year

April to December 2019	1,243,568
In 2020	492,735
In 2021	508,221
In 2022	503,528
In 2023	659,326
In 2024	440,646
2025 to 2028	844,686
4,692,710

Changes in the net balance of deferred income tax are as follows:

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

	March 31, 2019	December 31, 2018
At the beginning of the period	(1,029,135)	(1,787,354)
Amount from the acquisition of Fibria	820,567
Tax loss	(43,569)	(264,955)
Tax loss carryforwards		(23,203)
(Reversal)/ Provision for judicial liabilities	2,179	(1,964)
Operating provisions and other losses	9,233	82,785
Exchange variation - Taxation on a cash basis	112,898	451,300
Derivative losses	225,967	390,198
Fair value adjustment on business combination — Amortization	451,466	5,327
Unrealized profit	(1,179)	124,454
Leasing	4,821	69
Adjustment to Present Value	3,899	174
Tax benefit on unamortized goodwill	804,355	(3,098)
Property, plant and equipment - Assigned Cost Adjustment	14,448	51,408
Accelerated depreciation	191,290	(13,067)
Transaction cost	4,477	(23,145)
Fair value adjustment on acquisition of Fibria - Amortization	(635)
Other temporary differences	(1,032)	4,243
Fair value of biological assets	5,092	(22,307)
Fair value adjustment on acquisition of Fibria	(532,077)
Tax provision (Income tax) on income of subsidiaries abroad	(408,116)
Other	(7,058)
At the end of the period	627,893	(1,029,135)

11.1            Reconciliation of the effects of income tax and social contribution on profit or loss

	March 31, 2019	March 31, 2018

Results before taxes	(1,751,331)	976,353
Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	595,453	(331,960)

Tax effect on permanent differences:
Taxation on profit of subsidiaries abroad	(3,373)
Tax incentive - Reduction SUDENE (a)	6,534	95,065
Equity method	82	(18)
Taxation difference - Subsidiaries (b)	(32,737)	55,160
Credit related to Reintegra program	1,097	12,624
Taxation with subsidiaries (Presumed profit)	(34,814)
Tax Incentives applied to Income Tax (c)	1,767
Donations / Fines - Other	30,872	5,903
Director bonus	(42,682)
	522,199	(163,226)
Income tax
Current	(98,379)	(45,996)
Deferred	475,511	(48,845)
	377,132	(94,841)
Social Contribution
Current	(30,870)	(51,780)
Deferred	175,937	(16,605)
	145,067	(68,385)

Income and social contribution benefits (expenses) on the period	522,199	(163,226)

Effective rate of income and social contribution tax expenses	29.8%	16.7%

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

(a)              Refers to the benefit of reducing 75% of the income tax, based on profits from exploration on the units Mucuri (BA) and Imperatriz (MA).

(b)              The effect of the difference in taxation of subsidiaries is substantially due to the differences between the Real Profit Scheme adopted by the Company for the Presumed Income of one of its subsidiaries, as well as, on the nominal rate different from the its subsidiaries abroad.

(c)               Income tax deduction amount referring to the use of the PAT (Worker Feeding Program) benefit and donations made in cultural and sports projects.

12          Biological Assets

The changes in the balances of biological assets in the respective periods are shown below:

Balances on December 31, 2017	4,548,897
Additions	1,285,490
Depletion	(709,547)
Gain/loss on adjustment to fair value	(129,187)
Disposal of forests	(47,124)
Other write-offs	(12,624)
Balances on December 31, 2018	4,935,905
Amount from the acquisition of Fibria	4,579,526
Additions	791,684
Depletion for the period	(553,071)
Disposal of forests and other write-offs	(1,302)
Balances on March 31, 2019	9,752,742

The Company has no biological assets pledged in the three-month period ended March 31, 2019.

13          Investments

	March 31, 2019	December 31, 2018

Investments in joint ventures (a)	19,879	14,338
Other investments — at fair value (b)	208,805
	228,684	14,338

(a)         Investments in joint-ventures

				Company Participation
	Information of joint ventures as of March 31, 2019			In equity		In the income of the period
	Equity	Income of the period	Participation equity (%)	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2018
Joint ventures

Ibema	21,043	3,585	49,90%	15,973	14,338	1,635	(53)
F&E Technologies LCC	7,812	46	50,00%	3,906		23
				19,879	14,338	1,658	(53)

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

(b)         Other investments

	Percentage of total capital (%)	March 31, 2019	December 31, 2018

Ensyn (i)	21.86%	168,084
CelluForce	8.30%	18,841
Spinnova	18.00%	21,880

		208,805

(i) The Company holds certain rights, which, if exercised, would allow us to subscribe an additional US$ 10 million in its capital.

The change in the consolidated balance is substantially related to the balances arising from the acquisition of Fibria in January 2019, as disclosed in note 1.1.

13.1 Business combination

To determine the accounting criteria for recording this transaction with Fibria, we observed the provisions of IFRS 3 — Business Combination.

The direct costs related to the operation, recorded directly in general and administrative expenses for the period when incurred, totaled approximately R$ 108,029, substantially consisting of expenses with legal fees, auditing and other consulting services.

The net assets were evaluated by Management and an independent appraisers was hired to assist in determining their fair values. The methodology adopted for the determination of fair value adjustments on acquisition of Fibria is described in note 1.1.

Intangibles were evaluated by Management and an independent appraisers was hired to assist in determining the fair values, and some qualified for booking in accordance with the criteria laid by IAS 38 — Intangible Assets.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

i)                Fibria

As disclosed in Note 1.1, on January 3, 2019, Suzano has acquired the control of Fibria.

The assets acquired, and liabilities assumed at the fair value are presented below (in millions of Reais):

(amounts expressed in millions of Reais)

Fair Value
Assets
Current
Cash and cash equivalents	1,795
Financial investments	4,316
Derivative financial instruments	211
Trade accounts receivable	1,302
Inventories	6,187
Recoverable taxes	261
Other assets	213

Total Current Assets	14,285
Non-current
Financial Investments	173
Derivative Financial Instruments	455
Recoverable taxes	988
Advances to Suppliers	604
Judicial deposits	210
Deferred taxes	1,567
Other assets	227
4,224

Investments	200
Biological assets	4,580
Property, plant and equipment	25,044
Right of Use	2,761
Intangible Assets
Other intangible assets	309
Customer Portfolio	9,031
Software	21
Cultivars	143
Supplier contracts	172
Grant	749
Fair value adjustment of contracts-leases	44
Goodwill	7,897
50,591

Total Non-current Assets	55,175

Total Asset	69,460

Fair Value
Liabilities
Current
Loans and financing	3,136
Derivative Financial Instruments	276
Lease liabilities	349
Trade accounts payable	3,427
Payroll and charges	402
Taxes payable	129
Dividends payable	6
Other accounts payable	150
Total Current Liabilities	7,875
Non-current
Loans and financing	17,591
Lease liabilities	2,412
Derivative Financial Instruments	126
Provision for contingencies, net	3,182
Deferred taxes	558
Other accounts payable	369

Total Non-current Liabilities	24,238

Total Liabilities	32,113

Equity

Shareholders ‘ equity	37,236

Non-controlling interest	111

Total Equity	37,347

Total Liabilities and Shareholders ‘ equity	69,460

The net revenue and profit that impacted the consolidated in the three-month period ended March 31, 2019 were R$ 3,026,003 and R$ 220,245, respectively.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

14                      Property, Plant and Equipment

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Others (i)	Total
		3	5		10 to 20
Annual average depreciation rate %
Balance as of December 31, 2017	4,348,593	1,985,852	9,300,372	483,735	92,677	16,211,229
Additions	12,442	123,000	193,055	1,326,519	27,859	1,682,875
Fair value adjustment on acquisition of Facepa	27,381	(3,014)	27,506	(4,880)	2,821	49,814
Write-offs	(34,523)	(7,192)	(6,774)		(987)	(49,476)
Depreciation		(78,264)	(760,634)		(29,844)	(868,742)
Fair value adjustment on acquisition of Facepa - Depreciation			(3,447)		(731)	(4,178)
Transfers and others (ii)	750,824	131,522	442,810	(1,339,218)	12,801	(1,261)

Balance as of December 31, 2018	5,104,717	2,151,904	9,192,888	466,156	104,596	17,020,261
Amounts from the acquisition of Fibria	2,151,338	2,113,585	10,702,986	425,868	205,672	15,599,449
Additions	202,588	421	34,814	466,760	663	705,246
Fair value adjustment on acquisition of Fibria	2,637,671	1,727,296	5,005,769		74,580	9,445,316
Fair value adjustment on acquisition of Facepa	(4,744)	5,774	(754)	6,391	(2,821)	3,846
Write-offs	(5,215)	(1,576)	(7,679)	(61)	(5,640)	(20,171)
Depreciation		(63,582)	(460,588)		(21,446)	(545,616)
Fair value adjustment on acquisition of Fibria - Depreciation		(14,485)	(130,894)		(5,494)	(150,873)
Fair value adjustment on acquisition of Facepa - Depreciation		(35)	(1,081)	(120)		(1,236)
Transfers and others (ii)	24,024	35,600	129,933	(272,789)	25,217	(58,015)

Balance as of March 31, 2019	10,110,379	5,954,902	24,465,394	1,092,205	375,327	41,998,207

(i) Includes vehicles, furniture and utensils and computer equipment.

(ii) Includes transfers carried out between the items of property, plant and equipment, intangible assets, right to use leasing contracts and inventories.

On March 31, 2019, the Company did not identify any event that indicated impairment of assets.

On March 31, 2019, the Company and its subsidiaries had property, plant and equipment as warranty for loan operations and lawsuits, in the amounted of R$ 22,010,404, consisting substantially of the units of Aracruz, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas (R$ 11,505,386 on December 31, 2018, consisting substantially of the units of Imperatriz, Limeira, Mucuri and Suzano)

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

15                      Intangible Assets

15.1 Goodwill

	March 31, 2019	December 31, 2018
Vale Florestar	45,435	45,435
Paineiras Logística	10	10
Goodwill - PCHM	307	307
Goodwill - FACEPA	119,334	112,582
Goodwill - Fibria (a)	7,897,051
	8,062,137	158,334

(a) See the purchase price allocation in Note 1.1.

15.2 Intangible assets with indefinite useful life

On March 31, 2019 and December 31, 2018, the amount related to other intangible assets with indefinite useful life was R$ 1,196.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

15.3 Intangible assets with determined useful life

		March 31, 2019	December 31, 2018
At the beginning of the period		180,311	141,785
Amounts from the acquisition of Fibria		308,681
Additions		636	61,460
Amortization		(17,914)	(44,340)
Fair value adjustment on acquisition of Fibria:
Portfolio of clients		9,030,779
Contracts suppliers		172,094
Port services contracts		694,590
Ports concession		54,470
Contracts leases		44,371
Cultivars		142,744
Software		20,502
Fair value adjustment on acquisition of Fibria - Amortization:
Portfolio of clients		(205,245)
Contracts suppliers		(18,024)
Port services contracts		(7,341)
Concession Ports		(537)
Contracts leases		(1,875)
Cultivars		(5,098)
Software		(1,025)
Fair value adjustment on acquisition of Facepa - Amortization		(3,390)
Exchange variation		272	12,461
Transfers and others		12,919	8,945
At the end of the period		10,401,920	180,311
Represented by:	Average Annual Amortization Rate%
Brands and patents	5 to 10	25,364	19,477
Software’s	20	63,021	59,112
Portfolio of clients	2.5 to 5	15,593	19,004
Non-compete agreement	5	2,642	2,812
Research and development agreement	19	78,193	79,906
Development and implementation of systems	20	57,819
Right of exploitation - Terminal concession of Macuco	4	172,554
Supplier Relationship - Chemicals	5	59,297
Others		7,031
Intangible assets (fair value adjustments) acquired in the business combination, net — Fibria
Portfolio of clients	9	8,825,534
Contracts suppliers	13 to 100	154,070
Port services contracts	4	687,249
Ports concession	4	53,934
Contracts leases	17	42,496
Cultivars	14	137,646
Software	20	19,477
		10,401,920	180,311

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

16                      Trade accounts payable

	March 31, 2019	December 31, 2018

In local currency
Related party (Companies of the Suzano group)	1,570	1,804
Third party	1,527,994	558,041

In foreign currency
Third party (i)	2,594,837	72,720

Fair value adjustments on acquisition of Fibria	(107,046)
Fair value adjustments on acquisition of Fibria - Amortization	31,723
	4,049,078	632,565

(i) The Company has a take or pay agreement with Klabin SA, under conditions differentiated in terms of volume, exclusivity, guarantees and payment terms in up to 360 days, and prices were practiced under conditions of contractually established. Following the requirements imposed by the European Union’s competition authority, the contract with Klabin will expire in July 2019. As of March 31, 2019, the amount of R$ 2,420,374 in the consolidated refers to purchases of Klabin’s pulp.

The change in the consolidated balance is mainly related to the balances arising from the acquisition of Fibria in January 2019, as disclosed in note 1.1.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

17                      Loans and Financing

17.1 Breakdown of the accounting balances by modality

		Average annual	Current		Non-current		Total
Type/purpose	Interest rate	interest rate - %	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018

In foreign currency
BNDES	UMBNDES	6.5	27,079	21,577	46,117	139,940	73,196	161,517
Bonds	Fixed	5.8	223,270	216,624	21,577,076	11,189,403	21,800,346	11,406,027
Syndicated Loan	US$/Libor	3.7	36,484	37,546	11,855,056	11,787,588	11,891,540	11,825,134
Finnvera	Libor	3.7	456,595	236,385	1,733,440	560,689	2,190,035	797,074
Financial lease	US$			5,608		12,617		18,225
Export credits ACC	Libor/Fixed	3.8	2,947,747	1,896,717	2,257,073	274,673	5,204,820	2,171,390
Others (Loans)	Libor		3,072				3,072

			3,694,247	2,414,457	37,468,762	23,964,910	41,163,009	26,379,367

In local currency
BNDES	TJLP	9.1	257,310	28,867	1,678,253	183,269	1,935,563	212,136
BNDES	Fixed	5.5	48,140	26,119	104,530	95,034	152,670	121,153
BNDES	SELIC	7.7	69,170		729,931		799,101
FINAME	Fixed	5.4	4,228	970	9,672	2,010	13,900	2,980
BNB	Fixed	6.4	30,171	25,038	183,210	191,976	213,381	217,014
CRA (Agribusiness Receivables Certificates)	CDI/IPCA	6.5	893,579	789,892	5,707,304	1,588,986	6,600,883	2,378,878
Export credit note	CDI	7.4	111,763	93,001	1,315,982	1,327,378	1,427,745	1,420,379
Rural Producer Certificate	CDI	7.4	1,740	6,809	273,098	273,029	274,838	279,838
Export credits -pré payment	Fixed	8.3	5,826		735,838		741,664
FCO (Central West Fund) (i), FDCO (Central West Development Fund) (ii) e FINEP	Fixed	4	173,848	7,725	465,136	5,135	638,984	12,860
Others (Revolving Cost, Working capital e FDI)	Fixed	10.1	1,884	10,467	7,857	16,930	9,741	27,397
FDIC Funds of credit rights (Note 7.1)			14,179	22,054			14,179	22,054
Fair value adjustment on acquisition of Fibria			59,921				59,921
Fair value adjustment on acquisition of Fibria - Amortization			(25,306)				(25,306)

			1,646,453	1,010,942	11,210,811	3,683,747	12,857,264	4,694,689

			5,340,700	3,425,399	48,679,573	27,648,657	54,020,273	31,074,056

Interest on financing			592,692	344,691	102,587		695,279	344,691
Long-term funding			4,748,008	3,080,708	48,576,986	27,648,657	53,324,994	30,729,365

			5,340,700	3,425,399	48,679,573	27,648,657	54,020,273	31,074,056

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

17.2 Changes in loans and financing

	March 31, 2019	December 31, 2018
At the beginning of the period	31,074,056	12,191,856
Amounts from the acquisiton Fibria	20,667,096
Reclassification - accounts payable of leasing (i)	(18,225)
Fundraising	3,571,561	20,964,722
Addition to Loans - PCH / FACEPA		79,923
Appropriate interest	675,078	837,980
Exchange rate, net	346,722	1,457,989
Settlement of principal	(1,735,541)	(3,738,577)
Settlement of interest	(726,438)	(669,088)
Addition of funding cost	(10,302)	(85,533)
Fair value adjustment on acquisition of Fibria	59,921
Fair value adjustment on acquisition of Fibria - Amortization	(25,306)
Others (ii)	141,651	34,784

At the end of the period	54,020,273	31,074,056

(i)	As of January 1, 2019, the lease balance was reclassified to “Accounts payable from leasing operations”, as a function of the adoption of IFRS 16 by the Company.
(ii)	Refers substantially to the amortization of funding costs

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

17.3 Breakdown by maturity of the non-current portion

	2020	2021	2022	2023	2024	2025	2026	2027	Total

In foreign currency
BNDES - Currency basket	18,928	9,031	9,904	8,254					46,117
Bonds		735,625			2,319,944	2,295,021	2,727,690	13,498,796	21,577,076
Syndicated Loan		1,298,900	3,091,382	7,464,774					11,855,056
Finnvera	429,270	426,097	296,010	194,021	194,021	194,021			1,733,440
Export credits (ACC)	250,746	1,452,319	554,008						2,257,073
	698,944	3,921,972	3,951,304	7,667,049	2,513,965	2,489,042	2,727,690	13,498,796	37,468,762

In local currency
BNDES — TJLP	206,617	262,675	258,553	258,271	228,576	282,478	166,425	14,658	1,678,253
BNDES — Fixed	28,531	28,927	24,535	18,542	3,995				104,530
BNDES - Selic	53,851	70,474	67,783	89,824	82,812	199,720	165,467		729,931
FINAME	2,168	2,283	2,271	1,656	1,198	96			9,672
BNB	26,464	35,285	35,285	35,285	31,118	10,285	9,488		183,210
CRA	2,796,177		1,512,680	1,398,447					5,707,304
Export credit note	43,225					640,800	631,957		1,315,982
Rural producer certificate						137,500	135,597		273,097
Export credits					735,838				735,838
FCO(i), FDCO(ii) e FINEP	61,012	57,732	57,732	57,732	57,732	57,732	57,732	57,732	465,136
Other (Revolving costs, working capital, FIDC e FDI)	5,735	1,592	531						7,858
	3,223,780	458,968	1,959,370	1,859,757	1,141,269	1,328,611	1,166,666	72,390	11,210,811
	3,922,724	4,380,940	5,910,674	9,526,806	3,655,234	3,817,653	3,894,356	13,571,186	48,679,573

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

17.4 Breakdown by currency

	March 31, 2019	December 31, 2018

Real	12,058,163	4,694,689
U.S. Dollar	41,089,813	26,217,850
Selic (*)	799,101
Currency basket	73,196	161,517
	54,020,273	31,074,056

(*) Contractual definition of currency in contracts with BNDES that are in Reais plus SELIC interest.

17.5 Transaction costs and premiums of securities issues

The cost of funding in foreign currency is amortized on the contractual dates based on the effective interest rate and the currency of origin and is translated into Reais for disclosure purposes.

			Balance to be amortized
Nature	Total cost	Amortization	March 31, 2019	December 31, 2018
Bonds	279,948	(95,479)	184,469	67,189
CRA and NCE	125,222	(63,985)	61,237	20,195
Import (ECA)	203,476	(103,823)	99,653	16,235
Syndicated Loan	78,399	(32,374)	46,025	30,552
Debentures	21,592	(2,764)	18,828	18,944
BNDES (IOF)	53,730	(10,523)	43,207
Others	12,826	(4,592)	8,234	3,188
Total	775,193	(313,540)	461,653	156,303

(i) Relevant operations settled in the period

Early settlement of CRA’s

On January 3, 2019, the Company settled in advance, through its subsidiary Fibria, the amount of R$ 878,573 of two series of CRA’s, with original maturities in 2021 and 2023 and a cost of 99% of CDI and IPCA + 4.5055% aa This settlement refers to the two of the nine series that were not obtained prior approval of the holders of the Certificates for the business combination between the Companies.

BNDES

On March 15, 2019, the Company carried out the early amortization of R$ 299,682 with the BNDES, comprising a portion to be amortized from the balance of the outstanding debt plus the corresponding remuneration up to the payment date.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

(ii) Relevant operations contracted in the period

Senior Notes (“Notes 2029”)

On January 29, the Company reopened Senior Notes 2029 with the additional issue of debt securities in the amount of US$ 750 million (equivalent to R$ 2.8 billion). The notes mature in January 2029 and were issued with interest of 5.465% p.a., which will be paid semi-annually.

Export prepayment contracts (“PPE”)

On February 25, 2019, the Company entered into an export prepayment agreement in the amount of R$ 738.8 million, with annual interest payment of 8.35% pa. and maturing in 2024.

17.6 Debentures

	March 31, 2019	December 31, 2018

Debentures	6,744,356	4,663,453

Total Current	2,082,084	1,297
Total Non-current	4,662,272	4,662,156

17.7 Breakdown of Debentures

	March 31, 2019	December 31, 2018

At the beginning of the period	4,663,453
Fundraising	4,000,000	4,681,100
Appropriate interest	136,960	1,298
Settlement of principal	(2,000,000)
Settlement of interest	(56,173)
Addition of funding cost	(1,220)	(20,295)
Amortization of funding cost	1,336	1,350

At the end of the period	6,744,356	4,663,453

On January 7, 2019, the Company issued R$ 4,000,000 in 7th issue, single series, nonconvertible shares, due in January 2020 and with interest rates of 103% up to 112% of the CDI rate.

On March 27, 2019, the Company made the partial optional extraordinary amortization on the balance of the nominal unit value of all the debentures of this 7th issue, upon payment of the total amount of R$ 2,056,173, comprising a portion to be amortized balance of the nominal unit value of all debentures plus the corresponding remuneration.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

18          Leasing operations

18.1 Right of use on lease agreements

As described in Note 3.1.1, the Company adopted IFRS 16 and elected to apply IFRS 16 retrospectively with the cumulative effect of adoption recorded at the date of initial application. Accordingly, comparative periods were not restated.

On January 1, 2019, the amounts corresponding to the right to use the current contracts were recognized, in amounts equivalent to the present value of the obligations assumed with the counterparties. The amortization of these balances will occur according to the terms defined for the leases.

In addition, the Company recognized in this caption the residual value of the right to use the contracts previously classified as financial leases under IAS 17 and which were recognized in the Property, plant and equipment Assets group until December 31, 2018, being reclassified the amount of R$ 89,338 in the initial adoption.

Below is the effect of its adoption by type of contract and the movement of the balances for the three-month period ended March 31, 2019:

	Lands and Farms	Machines and Equipment’s	Buildings	Ships and boats	Vehicles	Total

Balance as of December 31, 2018
Initial adoption on January 1, 2019	2,072,923	168,949	48,879	1,656,322	1,190	3,948,263
Additions	42,563	474	7,007			50,044
Amortization	(55,556)	(3,110)	(6,432)	(22,404)	(231)	(87,733)
Balance as of March 31, 2019	2,059,930	166,313	49,454	1,633,918	959	3,910,574

18.2 Lease obligations

At the adoption of IFRS 16, the Company recognized lease liabilities for the current contracts and which were previously classified as operating leases in accordance with IAS 17 - Leasing Operations, except for scheduled contracts in the practical file permitted by the standard and adopted by the Company, as described in Note 3.1.1.

The liabilities recognized as of January 1, 2019 correspond to the remaining balances of the lease contracts, brought to present value by the discount rates on the date of their adoption.

In addition, the Company recognized in this caption the remaining balances of contracts previously classified as financial leases under IAS 17 and which were recognized in the group of loans and financing until December 31, 2018, being reclassified the amount of R$ 160,384 in the initial adoption.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

Nature of contracts	Average rate - % per year (a)	Maturity (b)	Present value of liabilities

Lands and farms	6.21	November 2046	2,072,923
Machines and Equipment’s	4.92	July 2032	239,995
Buildings	6.46	April 2027	48,880
Ships and boats	6.45	February 2039	1,656,322
Vehicles	6.05	April 2020	1,190
			4,019,310

(a)                       To determine the discount rates, quotes were obtained from financial institutions for contracts with characteristics and average terms similar to the lease agreements.

(b)                       Refers to the original maturities of the contracts and, therefore, do not consider eventual renewal clause.

The changes in the balances for the three-month period ended March 31, 2019 are as follows:

Balance as of December 31, 2018
Initial adoption on January 1, 2019	4,019,310
Additions	50,044
Payments	(125,043)
Appropriation of financial charges	56,218
Exchange rate variation	15,677

Balance as of March 31, 2019	4,016,206

Current	504,828
Non-current	3,511,378

19          Provision for Judicial Liabilities

19.1 Changes in provisions for judicial liabilities

	March 31, 2019	December 31, 2018
Initial balance	351,270	317,069
Amount from the acquisition of Fibria	211,294
Settlement	(12,546)	(41,011)
Reversal of processes	(7,431)	(19,010)
New processes	4,999	80,520
Judicial deposits - Changes	(8,448)
Monetary adjustment	18,134	13,702
Fair value adjustment on acquisition of Fibria (i)	2,970,546
Balance at the end of the period	3,527,818	351,270

(i) Corresponds to the fair value adjustment on acquisition of Fibria attributed to legal liabilities classified as possible and remote losses of Fibria, in the amounts of R$ 2,916,754 and R$ 53,792, respectively.

During the three-month period ended March 31, 2019, there were no material changes in the lawsuits in progress or decisions affecting the Company in relation to these lawsuits.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

19.2   Lawsuits possible

The Company is involved in tax, civil and labor lawsuits, that are not provisioned since they involve risk with probability of loss classified by Management and by its legal advisors as possible:

	March 31, 2019	December 31, 2018
Taxes and Social Security (i)	6,625,634	1,077,761
Labor	202,239	85,309
Civil (i)	2,408,293	43,271
	9,236,166	1,206,341

(i) Amounts net of the fair value adjustment on acquisition of Fibria related to possible contingencies, as mentioned above.

The change in the balance refers to the lawsuits in progress from Fibria, whose nature of the main causes were disclosed in its latest annual financial statements as of December 31, 2018.

20          Employee Benefits

20.1 Defined benefits plan

The Company guarantees coverage of healthcare costs for former employees who retired by 2003 (until 1998 for former employees of Ripasa, current Limeira unit and until 2007 for former employees of the Jacareí unit), as well as their spouses for life and dependents while they are minors.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

The Company offers life insurance benefit provided to retirees.

20.2 Changes in actuarial liabilities

Balance at December 31, 2017	351,263
Interest on actuarial liability	35,920
Actuarial loss	69,305
Benefits paid in the year	(26,061)
Balance at December 31, 2018	430,427
Amount from the acquisition of Fibria	147,877
Interest on actuarial liability	13,421
Benefits paid in the period	(6,896)
Balance on March 31, 2019	584,829

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

21          Share-Based Compensation Plans

On March 31, 2019, the Company had two share-based, long-term compensation plans: i) Paying in Phantom Shares Plan (“Phantom Shares (“PS”)) and ii) Share Appreciation Rights (“SAR”), both paid in domestic currency.

These plans did not undergo any changes in their characteristics and measurement criteria since the financial statements of December 31, 2018.

21.1   Phantom Stock Option Plan

	March 31, 2019	December 31, 2018
	Number of shares	Number of shares
Available at the beginning of the period	5,045,357	5,055,519
Granted during of the period	1,278,140	1,415,476
Exercised (a)	(240,954)	(751,859)
Exercised due to dismissal (a)	(25,077)	(153,601)
Abandoned / prescribed due to dismissal	(331,457)	(520,178)
Available at the end of the period	5,726,009	5,045,357

(a)                                 For share options exercised and those exercised due to termination of employment, the average price on March 31, 2019 and December 31, 2018 was R$ 41.10 and R$ 47.77, respectively.

21.2   Common stock plan

Program	Date of grant	Deadline for the options to become exercisable	Price on grant date	Shares Granted	Restricted period for transfer of shares
Program IV	01/02/2018	01/02/2019	R$ 39.10	130,435	01/02/2022

21.3   Balance sheet and income statement balances

The amounts corresponding to the services received and recognized in the interim financial information are presented below:

	Liabilities and equity		Income Statement
	March 31, 2019	December 31, 2018	March 31, 2019	March 31, 2018
Non-current liabilities
Provision for phantom stock plan	131,571	124,318	(16,209)	(19,190)
Shareholders’ equity
Stock option reserve	6,521	5,100	(1,421)	(72)
Total general and administrative expenses from share-based transactions			(17,630)	(19,262)

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

22          Shareholders’ Equity

22.1   Share capital

In January 2019, the Company’s share capital was increased in the amount of R$ 3,027,528, with the issuance of 255,437,439 registered common shares, with no par value, in accordance with resolutions adopted at the Extraordinary Shareholders’ Meeting, which the incorporation by the Company its subsidiary Eucalipto Holding S.A. was approved in connection with the business combination with Fibria, as described in note 1.1.

On March 31, 2019, the share capital of Suzano is R$ 9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value.

The composition of the share capital is presented below:

	Ordinary
Shareholder	Quantify	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,234	27.01
Controller	185,693,440	13.64
Managements	44,067,047	3.24
Alden Fundo de Investimento em Ações	25,989,541	1.91
Subtotal	623,362,262	45.80
Treasury	12,042,004	0.88
BNDESPAR	150,217,425	11.04
Votorantim S.A.	75,180,059	5.52
Mondrian Investment Partners	72,878,900	5.35
Others shareholder	427,582,934	31.41
Total	1,361,263,584	100.00

By resolution of the Board of Directors, the capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

On March 31, 2019, SUZB3 common shares ended the period quoted at R$ 46.55 (R$ 38.08 on December 31, 2018).

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

22.2   Earnings per share

Basic

The basic earnings per share is calculated by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	March 31, 2019	March 31, 2018
Earnings attributed to shareholders	(1,226,803)	805,520
Weighted average number of shares in the period	1,321,529	1,105,826
Weighted average treasury shares	(12,042)	(13,222)
Weighted average number of outstanding shares	1,309,487	1,092,604
Basic earnings per common share - R$	(0.93686)	0.73725

Diluted

The diluted earnings per share is calculated by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	March 31, 2019	March 31, 2018
Earnings attributed to shareholders	(1,226,803)	805,520
Weighted average number of shares in the year	1,309,487	1,092,604
Adjustment by stock options (i)		1,386
Weighted average number of shares (diluted)	1,309,487	1,093,990
Diluted earnings per common share - R$	(0.93686)	0.73631

(i) Due to the loss recorded in the period, we do not consider the dilution effect in the calculation.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

23          Net Financial Result

	March 31, 2019	March 31, 2018
Financial expenses
Interest on loans and financing	(813,435)	(161,832)
Amortization of funding costs	(54,545)	(13,190)
Other financial expenses	(122,657)	(59,251)
Fair value adjustment on acquisition of Fibria - Amortization	(2,167)
	(992,804)	(234,273)
Financial income
Financial investments	140,055	33,082
Other financial income	9,267	3,644
	149,322	36,726
Income from derivative financial instruments
Income	507,466	98,038
Expenses	(1,144,400)	(29,435)
	(636,934)	68,603
Monetary and exchange variation, net
Exchange variation on loans and financing	(305,531)	(37,911)
Monetary and exchange variations - other assets and liabilities (a)	(150,196)	9,505
	(455,727)	(28,406)
	(1,936,143)	(157,350)

(a)   Includes effects of exchange rate variations of customers, suppliers, cash and cash equivalents, financial investments and others.

24                      Net Sales Revenue

	March 31, 2019	March 31, 2018
Gross sales	6,885,416	3,298,606
Deductions:
Present value adjustment	(5,518)	(1,005)
Returns and cancelations	(23,592)	(27,066)
Discounts and rebates (a)	(794,495)	(1,747)
	6,061,811	3,273,068

Taxes on sales (b)	(362,812)	(274,209)

Net sales revenue	5,698,999	2,994,579

(a) The change in the consolidated balance is related to the effect of Fibria’s operations as of January 1, 2019.

(b) In 2018, includes the relative amount 2.5% of the gross sales revenue in the domestic market, referring to the social contribution to the National Institute of Social Security (INSS), pursuant to Law n°12.546/11, article 8, Annex I and their respective amendments.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

25          Information by Segment and Geographic Areas

25.1 Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information presented under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are as follows:

i)                 Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)              Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

25.2       Information on operating segments

	March 31, 2019
	Pulp	Paper	Not segmented	Total
Net sales revenue	4,601,986	1,097,013		5,698,999
Domestic market (Brazil)	505,535	807,671		1,313,206
Foreign market	4,096,451	289,342		4,385,793
Asia	1,754,884	23,904		1,778,788
Europe	1,556,894	50,077		1,606,971
North America	773,128	71,049		844,177
South and Central America	11,545	133,004		144,549
Africa		11,308		11,308
Cost of sales	(3,980,055)	(744,838)		(4,724,893)
Gross profit	621,931	352,175		974,106
Gross margin (%)	13.5%	32.1%		17.1%
Operating income (expenses)	(596,505)	(192,789)		(789,294)
Selling expenses	(354,200)	(87,103)		(441,303)
General and administrative expenses	(228,760)	(102,005)		(330,765)
Other operating income (expenses), net	(13,545)	(5,339)		(18,884)
Equity pick-up		1,658		1,658
Operating profit before net financial income	25,425	159,387		184,812
Operating margin (%)	0.5%	14.5%		3.0%
Financial result, net			(1,936,143)	(1,936,143)
Income before income taxes	25,425	159,387	(1,936,143)	(1,751,331)
Income taxes			522,199	522,199

Net income for the period	25,425	159,387	(1,413,944)	(1,229,132)
Net income for the period attributed to non-controlling shareholders			(2,329)	(2,329)
Net income for the period attributable to controlling shareholders	25,425	159,387	(1,411,615)	(1,226,803)
Profit margin for the period (%)	0.3%	14.5%		(21.7)%

Depreciation, depletion and amortization	2,351,650	119,635		2,471,285

Products sold (in tons)	1,729,083	274,221		2,003,304
Foreign market	1,527,621	77,109		1,604,730
Domestic market (Brazil)	201,462	197,112		398,574

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

	March 31, 2018
	Pulp	Paper	Not segmented	Total
Net sales revenue	2,076,306	918,273		2,994,579
Domestic market (Brazil)	176,527	627,187		803,714
Foreign market	1,899,779	291,086		2,190,865
Asia	989,829	21,642		1,011,471
Europe	614,526	52,040		666,566
North America	286,431	33,854		320,285
South and Central America	8,993	175,255		184,248
Africa		8,295		8,295
Cost of sales	(963,163)	(620,251)		(1,583,414)
Gross profit	1,113,143	298,022		1,411,165
Gross margin (%)	53.6%	32.5%		47.1%
Operating income (expenses)	(109,329)	(169,900)		(279,229)
Selling expenses	(47,831)	(74,126)		(121,956)
General and administrative expenses	(50,697)	(96,656)		(147,353)
Other operating income (expenses), net	(10,801)	934		(9,867)
Equity pick-up		(53)		(53)
Operating profit before net financial income	1,003,814	128,121		1,131,935
Operating margin (%)	48.3%	14.0%		37.8%
Financial result, net			(157,350)	(157,350)
Income (loss) before income taxes	1,003,814	128,121	(157,350)	974,585
Income taxes			(169,065)	(169,065)
Net income (loss) for the period	1,003,814	128,121	(326,415)	805,520
Net income for the period attributed to non-controlling shareholders
Net income for the period attributable to controlling shareholders	1,003,814	128,121	(326,415)	805,520
Profit margin for the period (%)	48.3%	14.0%		26.9%
Depreciation, depletion and amortization	274,192	110,746		384,938
Products sold (in tons)	876,035	284,044		1,160,079
Foreign market	795,030	95,355		890,385
Domestic market (Brazil)	81,005	188,689		269,694

25.3 Net sales by product

The following table shows the breakdown of consolidated net sales by product:

Products	March 31, 2019	March 31, 2018
Market pulp (a)	4,601,986	2,076,306
Printing and writing paper (b)	909,555	580,578
Paperboard	176,635	317,112
Other	10,823	20,583
Total Revenue	5,698,999	2,994,579

(a) Revenue from fluff pulp represents (around 0.5% of total net sales) and, therefore, was included in market pulp sales.

(b) Tissue is a recently launched product and its revenues represent less than 2.2% of total net sales. Therefore, it was included in the sales of printing and writing paper.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

26                      Expenses by Nature

	March 31, 2019	March 31, 2018

Cost of sales
Personnel expenses	(369,144)	(143,163)
Variable cost	(1,350,556)	(679,374)
Logistics cost	(537,430)	(241,235)
Depreciation, depletion and amortization	(874,340)	(375,822)
Fair value adjustment on acquisition of Fibria and Facepa - Amortization	(1,360,990)
Other costs (a)	(232,433)	(143,820)
	(4,724,893)	(1,583,414)

Selling expenses
Personnel expenses	(59,257)	(28,944)
Services	(20,814)	(14,470)
Logistics cost	(117,999)	(59,714)
Depreciation and amortization	(12,168)	(970)
Fair value adjustment on acquisition of Fibria - Amortization	(205,245)
Other expenses (b)	(25,820)	(17,859)
	(441,303)	(121,957)

General and Administrative expenses
Personnel expenses	(189,283)	(94,734)
Services	(65,600)	(26,693)
Depreciation and amortization	(13,911)	(8,146)
Fair value adjustment on acquisition of Fibria - Amortization	(1,025)
Other expenses (b)	(60,946)	(17,780)
	(330,765)	(147,353)

Other operating (expenses) income
Rents and leases	133
Income on the sale of other products	3,561	(127)
Results from sales and disposal of property, plant and equipment and biological assets	(15,770)	(9,488)
Amortization of intangible assets	(1,958)	(1,684)
Insurance reimbursement	6,461
Provision for loss of judicial deposits	(3,284)
Fair value adjustment on acquisition of Fibria and Facepa - Amortization	(3,606)
Other operating income (expenses), net	(4,421)	1,432
	(18,884)	(9,867)

(a)         Includes allowance for doubtful accounts, insurance, materials (use and consumption), expenses with travel, accommodation, participation in trade fairs and events.

(b)         Includes corporate expenses, insurance, materials (use and consumption), social projects and donations, expenses with travel and accommodation.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information as of March 31, 2019

(In thousands of R$, unless otherwise stated)

27                      Explanatory notes not presented

We presented explanatory notes to the annual financial statements detailing the financial instruments, advances to suppliers, the tax amnesty and refinancing program, asset retirement obligations, long term commitments, shareholders’ equity, benefits to employees, compensation program based on shares, Accounts payable with acquisition of assets and subsidiaries, insurance, and impairment testing, that we omitted in the March 31, 2019 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as at December 31, 2018.

28                      Subsequent events

i)          Approval of the merger of Fibria

On April 1, 2019, the Company approved in the Extraordinary Shareholders Meeting of the Company the legal merger of Fibria, wholly owned subsidiary of the Company, with the transfer of all its equity to the Company and its consequent winding up (“Legal Merger”), provided that the share capital of the Company will not change due to the Merger. Because of the Merger, the Company will succeed Fibria in all its rights and obligations.

ii)          Amortization ECA (Finnvera/EKN)

On April 29 and April 30, 2019 Suzano S.A, performed the integral optional amortization of the totality of the ECA (Export Credit Agencies), through the payment of the principal total amount of USD 208.4 million (equivalent to R$ 822.2 million).